SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___) to

HomeTrust Bancshares, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

437872104

(CUSIP Number)

IL Advisors, LLC C/O Bryan Cohen

2817 Mabry Road

Atlanta, Georgia 30319

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437872104	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Trust dated as of December 1, 2017
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,153,312
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,153,312
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,312
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%
14		TYPE OF REPORTING PERSON 00

CUSIP No. 437872104	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Narasimhulu Neelagaru M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,334
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 221,334
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,334
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 437872104	13D	Page 4 of 6 Pages

Item 1.	Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”), of HomeTrust Bancshares, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 10 Woodfin Street, Asheville, North Carolina 28801

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Infinity Trust dated December 1, 2017 (the “Trust”); and

Narasimhulu Neelagaru (“Dr. Neelagaru”). Dr. Neelagaru is the grantor and protector of the Trust.

(b)	The business address of Infinity Trust is 5348 Vegas Drive, Suite 1246, Las Vegas, Nevada 89108 c/o IL Advisors, Trustee.

The business address of Dr. Neelagaru is 2817 Mabry Road, Atlanta, Georgia 30319

(c)	Present Principal Occupation: Infinity Trust: Not Applicable.

Dr. Neelagaru: Investor

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship/Place of Organization: For the Trust: Nevada

For Dr. Neelagaru: United States

CUSIP No. 437872104	13D	Page 5 of 6 Pages

Item 3.	Source and Amount of Funds or Other Consideration

On February 12, 2023, HomeTrust Bancshares, Inc. consummated its merger with Quantum Capital Corp. (“Quantum”) whereby Quantum was merged with and into the Company (the “Merger”). As a result of the merger, Infinity Trust received merger consideration of 1,153,312 shares of Common Stock (and cash) in exchange for its shares of Quantum. In addition, as a result of the merger, Dr. Neelagaru received 221,334 shares of Common Stock (and cash) in exchange for his shares of Quantum.

Item 4.	Purpose of Transaction

Each Reporting Person currently intends to hold all of the acquired securities for investment purposes.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Entity	Amount Beneficially Owned	Percent of Class()	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Infinity Trust*	1,153,312	6.68%	1,153,312	0	1,153,312	0
Dr. Neelagaru*	221,334	1.28%	221,334	0	221,334	0

* Bryan Cohen and Dr. Suleka Neelagaru, as the members of IL Advisors, LLC, the trustee of Infinity Trust , may be deemed to have control over the Trust. Within the past three years, prior to the Merger, Mr. Cohen and Dr. Suleka Neelagaru were directors of Quantum and Quantum National Bank, and Mr. Cohen was President of Quantum and Chief Executive Officer of Quantum National Bank. Since the Merger, Mr. Cohen has served as Georgia Market President of HomeTrust Bank. The grantor and initial protector of the Trust is Dr. Narasimhulu Neelagaru, who is the father of Dr. Suleka Neelagaru.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Infinity Trust, Dr. Neelagaru and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies except that as a result of the of the merger, Dr. Neelagaru is expected to join the board of the Issuer in June of 2023.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 437872104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023

Infinity Trust

By:	Bryan Cohen
Bryan Cohen, a member of IL Advisors LLC, the trustee of Infinity Trust

By:	Bryan Cohen, POA for Dr. Narasimhulu Neelagaru
Narasimhulu Neelagaru